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May 21, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street
Washington, D.C. 20549
Attn:  Jim Allegretto, Senior Assistant Chief Accountant

     Re:        Enterprise Products Partners L.P.
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-14323

Dear Mr. Allegretto:

Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “EPD,” “we,” “us,” “our” or “partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 12, 2015, with respect to Enterprise’s Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (the “Form 10-K”).  Each response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

To aid in reviewing our responses, we have segregated the comment below into its various aspects (“a” through “f”) and provided our response within that context.

Form 10-K for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 18. Commitments and Contingencies, page F-70

1)
We note that in connection with Step 1 of the Oiltanking acquisition, you entered into a put option with the ultimate parent company of Oiltanking Holding Americas, Inc. (“OTA”), whereby you granted the parent the option to sell to you 100% of the issued and outstanding capital stock of OTA at any time within a specified period commencing in 2020.

Please cite any authoritative accounting guidance you utilized in determining your accounting treatment. We may have further comment.

Austin     Beijing     Dallas     Dubai     Houston    London    New York    Research Triangle Park    The Woodlands    Washington, DC

(a)	Please explain the business purpose of the put option and describe any tax or liquidity objectives of the option as well as the benefits to each of the parties.

Response:
On October 1, 2014, we acquired the general partner of Oiltanking Partners, L.P. (“Oiltanking”) and related incentive distribution rights and approximately 65.9% of the limited partner interests in Oiltanking from OTA, a Delaware corporation, and its affiliates. We paid total consideration of approximately $4.4 billion to OTA and its affiliates comprised of approximately $2.2 billion in cash and 54.8 million EPD common units for these ownership interests and rights.  Collectively, we refer to this transaction as “Step 1” of the Oiltanking acquisition.

The Step 1 transaction was treated as a partnership contribution transaction for U.S. federal income tax purposes, such that OTA and Marquard & Bahls (“M&B,” a German corporation and the ultimate parent company of OTA) were able to defer recognition of any taxable gain with respect to the equity consideration we issued. The taxable gain (or “built-in gain”) represents the difference between (i) OTA’s historical tax basis in the interests we acquired in Step 1 and (ii) the fair market value at October 1, 2014 of the EPD common units OTA received in Step 1.

In connection with Step 1, we entered into a put option (the “Liquidity Option”) with OTA and M&B, whereby we granted M&B the option to sell us 100% of the issued and outstanding capital stock of OTA at any time within a 90-day period commencing on February 1, 2020, or prior to the exercise period upon the occurrence of certain trigger events. At the time of exercise, we expect that OTA’s only significant asset will be any remaining EPD common units it received in connection with Step 1 that have not been previously disposed of by OTA, including sales on the open market made pursuant to a registration rights agreement between OTA and EPD, together with certain deferred tax liabilities.

The Liquidity Option, which was negotiated by M&B, would permit M&B indirectly to dispose of any remaining equity consideration we issued to OTA in Step 1, assuming that M&B has not caused OTA to liquidate the EPD common units held by OTA prior to exercise of the option. M&B’s ability to dispose of any such remaining equity consideration, as well as other assets and liabilities of OTA, in a tax efficient manner enhances the liquidity of M&B, hence the name “Liquidity Option.”

From our perspective, the Liquidity Option was not viewed as a material component of the Step 1 transaction.  Rather, its execution was necessary in order to entice M&B to consummate the transaction by providing M&B with an additional means to achieve liquidity.

(b)	Please explain how you view such option from an accounting standpoint, including whether it represents a free standing derivative and the entries to initially record it and any future entries.

Response:
In connection with Step 1 of the Oiltanking acquisition, M&B received the Liquidity Option that, if exercised, will require us to purchase all of M&B’s equity interest in OTA.  We view the Liquidity Option as freestanding and not embedded in the EPD common units held directly by OTA.  The determination of whether an instrument or feature is freestanding or embedded is largely dependent on the specific facts and circumstances surrounding a transaction, and also involved judgment by our management.  Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 480-10-20 defines a “freestanding financial instrument” as a financial instrument that meets either of the following conditions:

▪	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions; or

▪	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

In our evaluation of the Liquidity Option as a freestanding financial instrument, we considered whether it could be considered embedded in the EPD common units held directly by OTA.  Pursuant to the second bullet point above, a financial instrument entered into in conjunction with some other transaction must be legally detachable and separately exercisable to be considered a freestanding instrument. Although entered into contemporaneously in conjunction with Step 1 of our acquisition of Oiltanking, the Liquidity Option held by M&B is on M&B’s equity interest in OTA, not on the EPD common units held directly by OTA, and therefore is legally detachable from the EPD common units as OTA is a separate legal entity from M&B and OTA may hold assets and liabilities other than EPD common units (e.g. deferred tax balances).  In addition, the Liquidity Option is separately exercisable from the EPD common units as M&B has the ability to cause OTA to sell, exchange or distribute the EPD common units held by OTA to another entity at any time, resulting in the potential sale of EPD common units by OTA prior to the exercise of the Liquidity Option.

Considering that upon exercise of the Liquidity Option, we expect the only significant asset that will be held by OTA will be the EPD common units, we considered whether the option on M&B’s equity interest in OTA is effectively the same as an option on the EPD common units held by OTA.  ASC 480 does not provide much interpretive guidance on the definition of a “freestanding” financial instrument.  The guidance states that determining whether a financial instrument is embedded or freestanding involves substantial judgment and an understanding of the form and substance of the transaction.  Factors that are important to assess are whether the instrument is (i) legally detachable and (ii) separately exercisable.  Those concepts can be further described as follows:

▪	Legally detachable — generally, whether two instruments can be legally separated and transferred such that the two components may be held by different parties.

▪	Separately exercisable — generally, whether one instrument can be exercised without terminating the other instrument (e.g., through redemption, simultaneous exercise or expiration).

If the exercise of one instrument must result in the termination of the other, the instruments would generally not be considered freestanding pursuant to ASC 480.  Alternatively, if one instrument can be exercised while the other instrument continues to be outstanding, the instruments would be considered freestanding under ASC 480.

Since the EPD common units held by OTA are effectively redeemed upon exercise of the Liquidity Option, the above guidance might suggest that the option would not be freestanding.  However, we ultimately rejected this view because OTA not only holds the EPD common units, but it also is expected to have a significant deferred tax liability.  We believe that, if exercised, the Liquidity Option conveys to us more than just EPD common units held by OTA, and the option is legally detachable and separately exercisable from the EPD common units.  Therefore, we concluded the Liquidity Option is a freestanding financial instrument.

Given that the Liquidity Option is a freestanding financial instrument, we first evaluated whether the option meets the definition of a derivative pursuant to ASC 815. ASC 815-10-15-83 defines a derivative financial instrument as a financial instrument or other contract with all of the following characteristics:

▪
Underlying, notional amount, payment provision – The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

a)	One or more underlyings; and
b)	One or more notional amounts or payment provisions or both.

▪
Initial net investment – The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

▪	Net settlement – The contract can be settled net by any of the following means:

a)	Its terms implicitly or explicitly require or permit net settlement;
b)	It can readily be settled net by a means outside the contract; or
c)	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

As stated in ASC 815-10-15-83, all of the criteria above must be met in order for a financial instrument to meet the definition of a derivative instrument. The Liquidity Option does not meet the net settlement criterion listed above as the Liquidity Option cannot be readily settled net by means outside of the Liquidity Option Agreement because there is no market mechanism to facilitate a settlement outside of the agreement.

Further, the Liquidity Option is not exchange-traded and an over-the-counter market for such contracts does not exist. As there is no market mechanism to net settle the instrument outside its contractual terms, and since OTA, as a wholly owned subsidiary of M&B, is a private company, the OTA capital stock underlying the Liquidity Option is not publicly traded and hence is not considered readily convertible to cash.

As the Liquidity Option does not provide for explicit or implicit net settlement, cannot be readily settled net by a means outside of the Liquidity Option Agreement, and does not provide for delivery of an asset that is readily convertible to cash, the Liquidity Option does not satisfy the net settlement criterion (c) in ASC 815-10-15-83. As ASC 815-10-15-83 requires all criteria to be met, consideration of criterion (a) and (b) was not deemed necessary, and therefore we concluded the Liquidity Option does not meet the definition of a derivative.

An equity-linked financial instrument that does not meet the definition of a derivative instrument in ASC 815 should be evaluated under ASC 815-40-15-7 to determine whether it is subject to the classification and measurement guidance in ASC 815-40-25.  ASC 815-40-15-7 applies to equity-linked freestanding financial instruments (or embedded features) that are not within the scope of ASC 718 or ASC 480-10. Examples of equity-linked instruments include stock purchase warrants, convertible debt, convertible preferred stock, call and put options on equity securities, and forward contracts to purchase or sell equity securities.

If the equity-linked instrument is indexed to the reporting entity's stock under ASC 815-40-15-7, it is within the scope of ASC 815-40-25 (i.e., it is classified and measured in accordance with ASC 815-40-25). If the equity-linked instrument is not indexed to the reporting entity's stock under ASC 815-40-15-7, it is not within the scope of ASC 815-40-25.

As the Liquidity Option is on the OTA capital stock rather than the EPD common units received by OTA in Step 1, the fair value of the OTA capital stock is impacted by items other than the market value of EPD common units, such as any other liabilities held by OTA (e.g., deferred taxes). Therefore, we concluded that the Liquidity Option is not indexed to the market price of EPD common units under ASC 815-40-15-7.  For a financial instrument to be deemed to be indexed to an entity’s own stock, paragraph 15-7C of ASC 815-40 requires the following:

“An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

a)	The fair value of a fixed number of the entity's equity shares

b)	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity”

Since the exercise and settlement of the Liquidity Option results in us receiving capital stock in OTA (which we expect will have significant deferred tax liabilities related to its ownership of its EPD common units received in Step 1), we determined that the Liquidity Option does not meet criterion (a) above.

We also considered whether the guidance in ASC 718 should apply given the potential (at our discretion) for settlement of the Liquidity Option through the issuance of new EPD common units.  After examining each of the share-based payment transactions described within ASC 718, we determined that the exchange of new EPD common units for OTA capital stock upon settlement of the Liquidity Option is not within the scope of ASC 718.

The accounting literature within 815-40-15 indicates that an equity-linked freestanding financial instrument that is not within the scope of ASC 718, ASC 480-10, or ASC 815 is not subject to the classification and measurement guidance in ASC 815-40-25 if the instrument is not considered indexed to the reporting entity's equity securities.  Given that ASC 815-40 precludes equity classification for such an instrument, we determined that we should classify the Liquidity Option as a liability, initially recognized at fair value and subsequently marked to fair value through earnings in accordance with ASC 815-10-S99-4.

The accounting entry, as part of the provisional purchase price allocation, to initially record the Liquidity Option was as follows:

DR. Goodwill	$119.4 million
CR. Liquidity Option Agreement Liability		$119.4 million

Each reporting period thereafter until the Liquidity Option expires or is exercised, we will record the following entry to adjust the option to its fair value:

DR./CR. Liquidity Option Agreement Liability	$xxx
DR./CR. Gain/Loss on change in fair value of Liquidity Option		$xxx

If the Liquidity Option is exercised, we believe the substance of the transaction is the acquisition of treasury stock within the scope of ASC 505-30 in addition to the settlement of an existing liability (the Liquidity Option Agreement Liability). Upon exercise of the Liquidity Option, the Liquidity Option Agreement Liability is extinguished and deferred tax liabilities associated with the acquisition of OTA will be measured and recorded in accordance with ASC 740.  More specifically, the entry to be recorded upon exercise of the option is as follows:

DR. Liquidity Option Agreement Liability (1)	$xxx
DR. Treasury Stock (EPD common units indirectly acquired) (2)	xxx
CR. Deferred Tax Liabilities (liabilities indirectly acquired) (3)		$xxx
CR. Cash/EPD Common Units (consideration upon exercise of option) (4)		xxx
                                _________________
(1)	Amount would be the then current book value of the option liability
(2)	Represents the net of (i) proceeds paid to acquire capital stock of OTA (cash/units and assumption of tax liability) and (ii) settlement of option liability (ASC 505-30)
(3)	Measured in accordance with ASC 740
(4)	The fair value of any newly issued units would be measured in accordance with ASC 845

(c)	Please also tell us what consideration was given to classification of the shares subject to the put option as mezzanine equity pursuant to ASR 268.

Response:
The EPD common units held by OTA are not liabilities under ASC 480-10, nor do they meet the criteria provided within Commission Accounting Series Release No. 268 (“Release No. 268”) (FRR Section 211), Redeemable Preferred Stocks, as interpreted by ASC 480-10-S99-3A, (formerly Emerging Issues Task Force (“EITF”) D-Topic No. 98 (Classification and Measurement of Redeemable Securities) (“Topic D-98”)), which would require “mezzanine equity” classification outside of permanent equity.  Since settlement of the Liquidity Option and the resulting indirect acquisition of the EPD common units would meet the requirements within ASC 815-40, formerly EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock (“Issue 00-19”), permanent equity classification is appropriate.

In reaching this conclusion, we first considered whether the EPD common units held by OTA meet any of the criteria described in ASC 480-10 to be classified as liabilities. ASC 480-10 applies to the following forms of freestanding financial instruments: 1) mandatorily redeemable instruments unless redemption is required to occur only upon liquidation or termination of the entity, 2) financial instruments other than shares which represent an obligation to repurchase an issuer’s equity shares by transferring assets and 3) a financial instrument representing an unconditional obligation, or a financial instrument other than an outstanding share that embodies an unconditional obligation, that an issuer may settle by issuing a variable number of shares of its own equity if at inception the obligation meets certain specified criteria.

The EPD common units held by OTA do not meet any of the criteria described in ASC 480-10, and thus do not represent a financial instrument within the scope of liability accounting guidance provided therein. Each of the ASC 480-10 criteria provided above has been assessed as follows:

▪
Mandatorily redeemable financial instruments – No mandatory redemption exists. Indirect acquisition of the EPD common units held by OTA is conditional and is allowable only in specific situations including at M&B’s option upon the occurrence of a trigger event, or at M&B’s sole discretion during the exercise period.

▪
Obligations to repurchase issuer’s equity shares by transferring assets – This criterion only applies to instruments other than outstanding shares. As the EPD common units held by OTA are outstanding “shares,” this criterion does not apply.

▪
Certain obligations to issue a variable number of shares – If settled in EPD common units, the number of EPD common units to be issued to M&B is fixed to the remaining EPD common units held by OTA at the time of exercise of the Liquidity Option. The indirect acquisition of the EPD common units does not encompass any obligations that would cause us to issue a variable number of units.

Since liability classification under ASC 480-10 does not apply to the EPD common units held by OTA, the guidance within ASC 480-10-S99-3A (Release No. 268) and Topic D-98 should be assessed to determine whether “mezzanine equity” treatment is necessary. Note that application of Release No. 268 and Topic D-98 are required to be assessed for publicly traded companies whose securities are registered with the Commission. Our securities are registered with the Commission, and thus the provisions of Release No. 268 and Topic D-98 apply.  Paragraph 2 of Topic D-98 states the following:

“Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock, derivative instruments, noncontrolling interests, and share based payment arrangements that are classified as equity pursuant to FASB Statement No. 123 (revised 2004), Share Based Payments.”

Each of the provisions provided above have been assessed as follows:

▪
Fixed or determinable price on a fixed or determinable date – This provision is not applicable as the EPD common units held by OTA are not mandatorily redeemable on a fixed or determinable date. M&B holds the option to transfer its OTA stock to us.  Because OTA’s sole asset is expected to consist of EPD units, this amounts to an ability to indirectly redeem the EPD common units (through exercise of the Liquidity Option) in full, or in part, during the exercise period at the strike price on the exercise date or upon the occurrence of a trigger event. However, the ultimate date at which the shares may be redeemed is not contractually fixed or set, and the redemption right is entirely within the discretion of M&B to exercise.

▪
At the option of the holder – This provision is not applicable as M&B does not hold an unconditional redemption option. M&B may indirectly, through a put of OTA shares, put the EPD common units back to us only during the exercise period or upon the occurrence of certain trigger events.  However, we have discretion as to the form of payment to the holders (e.g., either in EPD common units or cash).

▪
Upon the occurrence of an event that is not solely within the control of the issuer – As discussed above, M&B has the ability indirectly, through a put of OTA shares, to redeem the EPD common units through exercise of the Liquidity Option during the exercise period or upon the occurrence of certain trigger events. When the redemption right is exercised during the exercise period, we are given the option to settle the redemption through the issuance of EPD common units or cash.

However, if M&B exercises its redemption right upon the occurrence of a trigger event, we are required to deliver cash to M&B in exchange for the OTA capital stock.

To analyze the second and third provisions further, we first considered the nature of events which would cause control over whether to settle in cash or EPD common units to not rest with us (i.e., through a change of control). Any event, circumstance, or transaction, except for ordinary liquidation events, which could cause a trigger event to occur are all under our control. If we were required to settle with M&B only through the issuance of cash, we would be required to classify the shares outside of permanent equity (e.g. “mezzanine equity”). However, paragraph 6 of Topic D-98 states the following [emphasis added]:

“Some financial instruments issued in the form of shares that are not required to be classified as assets or liabilities under Statement 150 or other applicable GAAP are redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer. Upon redemption of these financial instruments in other than an ordinary liquidation or deemed liquidation that meets the exception in paragraph 5), the issuer may be required or may have a choice to settle the contract by delivery of its own shares. For these instruments, the guidance in paragraphs 12–32 of Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. If the issuer does not control settlement by delivery of its own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity. For example, if preferred shares are redeemable at the option of the holder (that is, puttable shares) and the issuer is permitted to settle the redemption amount in cash or by delivery of a variable number of its common shares with an equivalent value, the absence of a cap on the number of common shares that could be potentially issuable upon redemption requires classification of the preferred shares outside of permanent equity.”

In consideration of this guidance, we determined that if we can establish that the criteria in paragraphs 12- 32 of Issue No. 00-19 (codified within ASC 815-40-25-10) are met, we may classify the common units as permanent equity.  However, in the case the provisions are not met, classification as “mezzanine equity” would be appropriate. Each of the requirements from paragraphs 12-32 have been further assessed as follows.  Note that the purpose of each of these assessments is to ultimately ensure that no conditions exist which might require us to net cash settle the conversion of OTA capital stock by M&B.

▪
The contract permits the company to settle in unregistered shares – Met. We believe that we will be able to settle the potential indirect acquisition of the EPD common units held by OTA through the issuance of unregistered EPD common units to M&B.

▪
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding – Met. We have sufficient authorized and unissued units available to settle the potential indirect acquisition of the EPD common units.

▪
The contract contains an explicit limit on the number of shares to be delivered in a share settlement – Met. The Liquidity Option Agreement limits the number of units to be issued to the same number of EPD common units held by OTA on the date of exercise.

▪	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC – Met. The Liquidity Option Agreement does not require net-cash settlement in the event that we do not make timely filings with the Commission.

▪
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions) – Met. There are no “top-off” or “make-whole” provisions specified in Liquidity Option Agreement.

▪
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares – Met. The Liquidity Option Agreement requires cash settlement only in the occurrence of a trigger event, which is under our control, or an ordinary liquidation event, at which OTA would be paid out in ranking order preference along with other interest holders.

▪
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract – Met. There are no provisions in the Liquidity Option Agreement that indicate M&B or OTA has rights that rank higher than those of other EPD common unit holders.

▪
There is no requirement in the contract to post collateral at any point or for any reason – Met. There is no requirement in the Liquidity Option Agreement to post collateral at any point or for any reason.

We then considered whether any of the defined trigger events would cause us to not control the settlement of the Liquidity Option and the indirect acquisition of EPD common units held by OTA by delivery of our own EPD common units to M&B. However, as stated above, each of the trigger events are within our control. Therefore, based on the analysis above we concluded that the EPD common units held by OTA should be classified as permanent equity.

(d)
On a separate note, we note that the $119.4 million liability recognized for the Liquidity Option Agreement represents the “the present value of estimated federal and state income tax payments that we would make on the taxable income of OTA, a corporation, over a stated period of time following exercise of the option.” Since consideration paid under the put option would approximate the then-current average fair value of your units owned by OTA, please help us understand why a liability is necessary under GAAP for the tax aspect of the agreement. Please be detailed in your explanation.

Response:
Exercising the Liquidity Option requires us to pay consideration in exchange for the capital stock of OTA. We expect that OTA’s assets and liabilities at the closing of any exercise of the Liquidity Option will consist of the EPD common units it received in Step 1 (to the extent not sold by OTA prior to exercise of the Liquidity Option) and deferred tax balances, respectively.  The aggregate consideration to be paid by us for OTA’s capital stock would equal 100% of the then-current fair market value of the EPD common units owned by OTA at the exercise date (the “Strike Price”).  As a result of acquiring OTA’s capital stock, we would indirectly acquire the EPD common units owned by OTA and assume all future income tax obligations of OTA associated with (i) owning common units encumbered by the entity-level taxes of a U.S. corporation and (ii) OTA’s tax liabilities resulting from a difference in the book and tax basis of such common units.  Since the Strike Price is based solely on the fair market value of EPD common units and is not reduced to account for future income tax obligations, the Liquidity Option represents an acquired potential obligation from an economic standpoint.

We then analyzed the Liquidity Option to determine whether the accounting treatment should result in equity or liability classification on the balance sheet and the resulting timing of the related accounting entries.  In our response to item (b) above, we explained our accounting analysis and conclusion that the Liquidity Option does not meet the definition of a derivative pursuant to ASC 815, does not meet the definition of an equity-linked freestanding financial instrument that should be classified as equity on our financial statements, and is not within the scope of ASC 718.

The accounting literature within 815-40-15 indicates that an equity-linked freestanding financial instrument that is not within the scope of ASC 718, ASC 480-10, or ASC 815 is not subject to the classification and measurement guidance in ASC 815-40-25 if the instrument is not considered indexed to the reporting entity's stock.  Given that ASC 815-40 precludes equity classification for such an instrument, we determined that we should classify the Liquidity Option as a liability, initially and subsequently recognized at fair value in accordance with ASC 815-10-S99-4.

This is supported by statements made by an SEC staff member at the 2003 AICPA National Conference on Current SEC Developments, who indicated that when a written option based on share prices is not subject to a specific measurement attribute based on other applicable GAAP, a registrant should initially and subsequently measure the written option at fair value, with changes in fair value recorded in earnings in each reporting period.  This further supports our accounting position taken with respect to the initial recording of the Liquidity Option liability.

In arriving at this accounting conclusion that the Liquidity Option should be treated as a liability, we also considered two alternative viewpoints as follows:

Alternative Viewpoint #1
Since the Liquidity Option was entered into as part of a business combination and will have a negative value to us if it is exercised, we considered whether the Liquidity Option should be accounted for as contingent consideration under ASC 805-20-25.

However, since the accounting for contingent consideration is to record the consideration at fair value both at inception and subsequently until the contingency is settled (ASC 805-30-25), the accounting would be no different than following the written option guidance cited above.

Alternative Viewpoint #2
As the exercise of the Liquidity Option will result in our indirect acquisition of our own EPD common units and a deferred tax liability associated with those common units in exchange for the issuance of up to the same number of common units acquired (or cash, at our option), we considered whether the Liquidity Option is effectively the acquisition of a deferred tax liability and therefore should be recognized, classified and measured in accordance with principles in ASC 740 as part of the business combination. Under this alternative view, any recognizable deferred tax balances recorded on OTA’s financial statements under ASC 740 would be used to measure and recognize the Liquidity Option liability on our financial statements as we will ultimately inherit such obligations upon exercise of the Liquidity Option.

Because the measurement of deferred taxes under ASC 740 is not a fair value measure (deferred tax balances are recorded based on gross, rather than discounted, cash flows) this alternative view would cause the Liquidity Option liability to be classified and measured differently (as a tax liability measured at something other than fair value).

We ultimately rejected this alternative view based on the following:

▪
Any deferred tax liability or other obligation recognized by OTA based on OTA’s investment in EPD common units is ultimately an obligation of OTA and is not our obligation prior to the Liquidity Option being exercised.

▪	M&B is not required to exercise the Liquidity Option, and therefore there is no certainty that any deferred tax obligation of OTA would ultimately become our obligation in the future.

Therefore, we concluded we should not recognize any tax obligation (through the application of ASC 740) under the alternative view described above as part of the business combination. Instead, the liability is recognized at fair value, based on a discounted analysis of estimated future cash tax payments, using an income approach as described in response to item (e) below.

(e)
In addition, please explain to us in greater detail how you were able to accurately estimate future federal and state tax payments for 2020 and beyond. In doing so, tell us the exact “stated period of time” included in your present value calculations and how and why you determined that timeframe was appropriate.

Response:
We prepared a provisional fair value estimate for the Liquidity Option Agreement at December 31, 2014 using the income approach, specifically, a discounted cash flow analysis.  The market and cost approaches to valuation are not relevant in this fact pattern. Our view is that a market participant would acknowledge the existence of OTA’s built-in tax gain and that the associated income taxes on such gain would need to be paid in the future.   We believe that a market participant would develop tax mitigation strategies that would allow for the long-term deferral of the tax impact of any built-in gain.  The long-term nature of our forecast period is consistent with how we believe market participants evaluate opportunities involving investments and projects associated with master limited partnerships. The application of the income approach was considered the best methodology to enable us to quantify the estimated fair value of future tax payments associated with ownership of OTA.

In order to capture the long-term nature of the tax mitigation strategies being modeled, we forecasted OTA’s cash flows over a 30-year period following exercise of the Liquidity Option (i.e., through 2050).   Corporations such as OTA can remain in existence for many decades with no legal impediments.  We believe that the 30-year time horizon reflected in our modeling is appropriate since a reasonable market participant would choose to maintain the OTA corporate structure and continue to legally defer the tax liability over a long-term period.

Our discounted cash flow analysis is based on a forecast of the estimated federal and state income tax payments that we expect would be required on OTA’s taxable income, including recognition of the built-in gain amounts.  Prior to the projected dissolution of OTA in 2050, OTA’s taxable income would be based on an allocation of a portion of our partnership’s taxable income to the EPD common units held by OTA (following exercise of the Liquidity Option) and reflect any tax mitigation strategies we believe could be employed by OTA to allow the long-term deferral of a substantial portion of its tax obligation associated with the built-in gains.

Our analysis begins with an estimate of our taxable income over the forecast period.  As a flow-through entity, our taxable income, which reflects tax depreciation and amortization amounts, is allocated among our limited partners, including a proportionate share to our common units held by OTA.  The allocation of such amounts represents OTA’s taxable income, before the impact of tax mitigation strategies. The forecast of OTA’s taxable income was further reduced by interest expense associated with OTA’s expected assumption of approximately $2.2 billion of long-term debt (30-year maturity) from Enterprise Products Operating LLC immediately after the option is exercised.

We applied an assumed aggregate federal and state income tax rate of 38% to OTA’s resulting taxable income to determine its estimated tax payments in each period.  The cash distributions that OTA receives from its EPD common units would enable OTA to meet its recurring tax obligations during the forecast period.

We believe the information gathered as of December 31, 2014 provides a reasonable basis for estimating the fair value of the Liquidity Option; however, we were awaiting the availability of certain 2014 federal income tax return calculations that are necessary to finalize our fair value estimate.  As such, our provisional estimate was subject to change.  Furthermore, subsequent changes in the fair value of this option (other than those attributable to the finalization of our provisional estimate) will be recorded in earnings each reporting period until the option expires or is exercised.

(f)	Please also clarify if you would have the ability to avoid or postpone future tax obligations by dissolving OTA upon exercise of the put.

Response:
We do not believe that we would be able to avoid or postpone OTA’s future tax obligations if it were dissolved upon exercise of the Liquidity Option. Dissolution of OTA would trigger the need to pay all deferred taxes at that point in time.

However, as discussed in response to comment (e) above, our view is that a market participant would acknowledge the existence of OTA’s built-in tax gain and that the associated income taxes on such gain would need to be paid in the future. We believe that a market participant would develop tax mitigation strategies that would allow for the long-term deferral of the tax impact of any built-in gain.

In response to the foregoing Staff comments, Enterprise acknowledges that:

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, you may contact Michael J. Knesek at (713) 381-6545 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,

/s/ David C. Buck
______________________________________
David C. Buck

cc:                Michael A. Creel, Enterprise Products Partners L.P.
W. Randall Fowler, Enterprise Products Partners L.P.
Bryan F. Bulawa, Enterprise Products Partners L.P.
Michael J. Knesek, Enterprise Products Partners L.P.
Craig W. Murray, Esq., Enterprise Products Partners L.P.
                        Christopher S. Wade, Esq., Enterprise Products Partners L.P.
Kevin Siblik, Deloitte & Touche LLP